UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,140,640

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,140,640

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,140,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023 (the “Issuer’s Most Recent Form 10-Q”).

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 909,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 909,402

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,562,862

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,562,862

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,562,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC and Robert B. Rowling (“Mr. Rowling”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, Amendment No. 18 filed on March 12, 2020, Amendment No. 19 filed on February 8, 2021, Amendment No. 20 filed on November 24, 2021, Amendment No. 21 filed on January 5, 2022, Amendment No. 22 filed on February 23, 2022, Amendment No. 23 filed on November 16, 2022 , and Amendment No. 24 filed on August 4, 2023 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 25 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Mr. Rowling, and The Rowling Foundation (the “Foundation” and collectively with TRT Holdings, Cresta Investments and Mr. Rowling, the “Reporting Persons”).

The Reporting Persons are filing this Amendment No. 25 to report the sale of more than 1.0% of the outstanding Common Stock, cumulatively, since the filing date of Amendment No. 24 to the Schedule 13D, and the termination of their obligation to file reports on Schedule 13D with respect to securities of the Issuer as stated in Item 5(e).

The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings remains unchanged from the information included as Attachment 1 to Amendment No. 24 to the Schedule 13D. The information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments remains unchanged from the information included as Attachment 2 to Amendment No. 24 to the Schedule 13D. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)            At the close of business on August 14, 2023, the Reporting Persons beneficially owned, in the aggregate, 4,562,862 shares of Common Stock of the Issuer, which constitute approximately 4.9% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 3,140,640 shares of Common Stock held directly by TRT Holdings, which constitute approximately 3.4% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 909,402 shares of Common Stock held directly by Cresta Investments, which constitute approximately 1.0% of the Common Stock outstanding; (iii) the Foundation beneficially owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.6% of the Common Stock outstanding; and (iv) Mr. Rowling beneficially owned all 4,562,862 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments and the Foundation as set forth above, which, in the aggregate, constitute approximately 4.9% of the outstanding Common Stock (in each case, based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023).

Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments due to his direct and indirect ownership of 100% of the ownership interests in Cresta Investments. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation due to his status as trustee of the Foundation. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

(b)            Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

(c)            The table below specifies the date, amount and price per share of shares of Common Stock sold by TRT Holdings since the date of filing of Amendment No. 24 to the Schedule 13D. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth in the footnotes to the table. Except as otherwise indicated, all sales reflected in the table were executed by a broker-dealer in the open market on multiple exchanges. Per share prices are gross sale prices, without deduction of commissions or other execution costs. Except as set forth in the table, no Reporting Person has effected any transactions in Common Stock since the date of filing of Amendment No. 24 to the Schedule 13D.

Reporting Person	Trade Date	Number of Shares	Price Per Share
TRT Holdings	August 4, 2023	271,180	$41.97	(1)
TRT Holdings	August 4, 2023	21,954	$42.36	(2)
TRT Holdings	August 7, 2023	227,382	$41.94	(3)
TRT Holdings	August 8, 2023	273,926	$41.72	(4)
TRT Holdings	August 8, 2023	45,216	$42.05	(5)
TRT Holdings	August 9, 2023	89,000	$42.59	(6)
TRT Holdings	August 10, 2023	251,954	$41.44	(7)
TRT Holdings	August 10, 2023	7,196	$42.17	(8)
TRT Holdings	August 11, 2023	148,381	$41.87	(9)
TRT Holdings	August 14, 2023	2,400,000	$40.56	(10)

(1)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 4, 2023, by TRT Holdings at prices ranging from $41.33 to $42.32 per share, inclusive.

(2)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 4, 2023, by TRT Holdings at prices ranging from $42.33 to $42.41 per share, inclusive.

(3)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 7, 2023, by TRT Holdings at prices ranging from $41.68 to $42.31 per share, inclusive.

(4)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 8, 2023, by TRT Holdings at prices ranging from $41.00 to $41.99 per share, inclusive.

(5)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 8, 2023, by TRT Holdings at prices ranging from $42.00 to $42.12 per share, inclusive.

(6)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 9, 2023, by TRT Holdings at prices ranging from $41.99 to $42.86 per share, inclusive.

(7)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 10, 2023, by TRT Holdings at prices ranging from $41.02 to $42.01 per share, inclusive.

(8)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 10, 2023, by TRT Holdings at prices ranging from $42.02 to $42.39 per share, inclusive.

(9)	The price reported is the weighted average price. The shares of Common Stock were sold in multiple transactions on August 11, 2023, by TRT Holdings at prices ranging from $41.50 to $42.12 per share, inclusive.

(10)	The shares of Common Stock were sold on August 14, 2023 by TRT Holdings in a block trade with a registered broker-dealer.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)             The Reporting Persons, as a group, ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock on August 14, 2023, and are no longer required to file reports on Schedule 13D with respect to their ownership of securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of August 14, 2023

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).